

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4628

September 10, 2009

<u>Via U.S. Mail</u>
Mr. Scott D. Bengfort
President
Mondas Minerals Corp.
13983 West Stone Avenue
Post Falls, ID 83854

Re: Mondas Minerals Corp.
Item 4.01 Form 8-K
Filed August 7, 2009
Form 4.01 Form 8-K/A
Filed September 4, 2009
File No. 333-152330

Dear Mr. Bengfort:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K/A filed September 4, 2009</u>

1.   Your disclosure indicates that you requested Moore and Associates, Chartered to furnish an Exhibit 16 letter to your Form 8-K/A to state whether they agree with the "above statements", and on September 4, 2009, Moore and Associates notified you that they would not be able to provide you with that letter. In your amended filing, it appears the "above statements" relate to the Item 304 disclosure you provided in your Form 8-K filed August 7, 2009. Please revise and amend your

Form 8-K/A to specifically identify the disclosure within the Form 8-K/A for which Moore and Associates declined to furnish a letter on advice of counsel.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461.

Sincerely,

/s/ Chris White

Chris White
Branch Chief